UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-40405

JIUZI HOLDINGS INC.

(Exact name of registrant as specified in its charter)

No. 4433 Dongbin Road, Liwan Community, Nanshan Subdistrict, 21st Floor
Tower A, Zhaobangji Technology Center
Nanshan District, Shenzhen City
Guangdong Province 518000
People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Interim Financial Statements

Attached hereto as Exhibits 99.1 and 99.2, respectively, are the Condensed Interim Unaudited Consolidated Financial Statements as of April 30, 2026 and for the Six Months ended April 30, 2026 and 2025 of Jiuzi Holdings Inc. (the “Registrant”), and the Registrant’s Management’s Discussion and Analysis with respect to the six months ended April 30, 2026 and 2025.

Financial Statements and Exhibits.

Exhibits.

Exhibit No.	Description
99.1	Unaudited Interim Consolidated Financial Statements as of April 30, 2026 and for the Six Months Ended April 30, 2026 and 2025
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations in Connection with the Unaudited Interim Consolidated Financial Statements for the Six Months Ended April 30, 2026 and 2025
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jiuzi Holdings Inc.

Date: July 17, 2026	By:	/s/ Hongye Zhang
Hongye Zhang
Chief Executive Officer

2